MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2026

As of November 4, 2026

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 (the “2025 Financial Statements”), and the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2026 and 2025 (the “Q3 2026 Financial Statements”) and the related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of November 4, 2026. The information and discussion provided in this MD&A covers the three and nine months ended September 30, 2026 and 2025, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note on page 42 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2025 dated March 23, 2026 and its Management Information Circular dated May 7, 2026, which are available on SEDAR+ and EDGAR.

This MD&A uses certain non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: all-in costs, cash cost per ounce of gold; cash cost per ounce of gold equivalent;  all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital, growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization (“EBITDA”)), EBITDA margin, net debt, total net debt to adjusted EBITDA ratio and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section on page 22 of this MD&A.

Where applicable, the Company has presented operating and financial results for the previous financial periods based on its continuing operations. Contributions from the San Jose and Yaramoko Mines have been removed as they were disposed of during the second quarter of 2025.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in South America and West Africa. The Company produces gold, silver, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility. As at the date of the MD&A, the Company has three operating mines and exploration activities in Argentina, Côte d'Ivoire, Peru, Guyana and Guinea as well as the Diamba Sud gold project and the Bambadji gold exploration project in Senegal.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla” or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Bambadji Acquisition

On August 10, 2026, the Company announced the acquisition of the 190 km² Bambadji gold exploration project in Senegal, through the purchase of certain Senegalese subsidiaries held by Barrick Mining Corporation (“Barrick”) and IAMGOLD Corporation (“IAMGOLD”) (together, the “Sellers”). Located adjacent to Fortuna’s feasibility-stage Diamba Sud Gold Project, Bambadji consolidates approximately 60 kilometers of prospective strike along the Senegal-Mali Shear Zone, a Tier-1 gold corridor hosting several world-class mines.

The total consideration paid by Fortuna for the acquisition of the Bambadji Project consisted of $200.0 million in cash and expended $8.2 million of acquisition costs related to the transaction. In addition, Fortuna granted the Sellers a 0.50% net smelter returns royalty on the first 1.75 million ounces of gold produced from the Bambadji Nord property (0.325% to a subsidiary of Barrick, and 0.175% to a subsidiary of IAMGOLD).

Diamba Sud Project

On November 2, 2026, the Company announced it had received a Notice of Admissibility for the Diamba Sud Exploitation Permit application from Senegal’s Ministry of Mines and Geology. The notice is an important final step towards the grant of the Exploitation Permit.  The Company is also at an advanced stage of negotiations with the State of Senegal on a new Mining Convention for the Diamba Sud project based on Senegal’s 2016 Mining Code. The Company expects the Government’s internal approval process for the final Exploitation Permit and the finalization and signing of the Mining Convention to be completed during the fourth quarter of 2026.

The Board of Directors of the Company has today authorized Management to enter into contractual commitments totaling $250 million over the life of the project to maintain the timeline for the construction of Diamba Sud. This authorization enables Management to execute critical contracts, secure equipment and sustain development and construction prior to the grant of the Exploitation Permit, expected in Q4 2026.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2026

Financial

●	Sales were $293.4 million, an increase of 17% from the $251.4 million reported in the three months ended September 30, 2025 (“Q3 2025”)
●	Mine operating income was $136.6 million, an increase of 3% from the $133.1 million reported in Q3 2025
●	Operating income was $102.3 million, a decrease of $52.3 million from the $154.6 million in operating income reported in Q3 2025
●	Attributable net income from continuing operations was $47.8 million or $0.16 per share, a decrease from attributable net income of $123.6 million or $0.40 per share reported in Q3 2025
●	Adjusted attributable net income (refer to Non-IFRS Financial Measures section) was $51.2 million compared to $51.0 million in Q3 2025
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures section) was $165.0 million compared to $136.7 million reported in Q3 2025, representing a 21% increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures section) was $90.8 million compared to $73.4 million reported in Q3 2025, representing a 24% increase
●	Net cash provided by operating activities from continuing operations was $112.4 million, an increase of 1% from the $111.3 million reported in Q3 2025

Operating

●	Gold production of 59,768 ounces, a 5% decrease from Q3 2025
●	Silver production of 247,367 ounces, a 6% increase from Q3 2025
●	Lead production of 8,357,539 pounds, a 2% decrease from Q3 2025
●	Zinc production of 11,370,294 pounds, a 5% decrease from Q3 2025
●	Consolidated All-in Sustaining Costs (“AISC”) of $2,286 per ounce on a gold equivalent sold basis compared to $1,987 per ounce for Q3 2025. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

During the third quarter of 2026 (“Q3 2026”), the Company recorded one lost time injury, and three medical treatment injuries over 3.3 million hours worked during the period. As a result, the year-to-date lost time injury frequency rate (“LTIFR”) at the end of the quarter was 0.22 per million hours worked, compared to 0.00 in Q3 2025. The total recordable injury frequency rate (“TRIFR”) was 1.20 per million hours worked, compared to 0.74 in Q3 2025.

Environment

During the third quarter of 2026, there were no serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no material environmental fines recorded.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Community Engagement

During the third quarter of 2026, there were no material disputes at any of the Company’s sites. However, a temporary site-wide stoppage occurred at the Séguéla mine due to a blockade caused by artisanal miners operating in the surrounding area. The Company recorded 366 local stakeholder engagement activities during the period, including consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights From Continuing Operations

A summary of the Company’s consolidated operating and financial results for the three and nine months ended September 30, 2026 and 2025 is presented below:

	Three months ended September 30,			Nine months ended September 30,
Consolidated Metrics	2026	2025	% Change	2026	2025	% Change
Selected highlights

Gold
Metal produced (oz)	59,768	63,216	(5%)	185,841	183,772	1%
Metal sold (oz)	59,705	64,259	(7%)	185,581	182,985	1%
Realized price ($/oz)	4,281	3,467	23%	4,542	3,231	41%

Silver
Metal produced (oz)	247,367	233,612	6%	736,264	717,226	3%
Metal sold (oz)	235,394	243,590	(3%)	724,743	747,197	(3%)
Realized price ($/oz)	62.70	39.35	59%	73.25	34.92	110%

Lead
Metal produced ('000s lbs)	8,358	8,492	(2%)	24,348	26,253	(7%)
Metal sold ('000s lbs)	8,103	8,628	(6%)	24,856	27,010	(8%)

Zinc
Metal produced ('000s lbs)	11,370	11,989	(5%)	34,933	38,612	(10%)
Metal sold ('000s lbs)	11,385	12,259	(7%)	35,109	38,368	(8%)

Unit costs
Cash cost ($/oz Au Eq) (1)(2)	1,244	942	32%	1,075	915	18%
All-in sustaining cash cost ($/oz Au Eq) (1)(2)	2,286	1,987	15%	2,184	1,896	15%

Mine operating income	136.6	133.1	3%	531.9	318.5	67%
Operating income	102.3	154.6	(34%)	439.3	294.3	49%
Net income from continuing operations	52.3	128.2	(59%)	256.0	214.8	19%
Attributable net income from continuing operations	47.8	123.6	(61%)	234.3	201.7	16%
Attributable income from continuing operations per share - basic	0.16	0.40	(60%)	0.78	0.66	18%
Attributable net income	47.8	123.6	(61%)	234.3	219.4	7%
Attributable income per share - basic	0.16	0.40	(60%)	0.78	0.72	8%
Adjusted attributable net income from continuing operations (1)	51.2	51.0	0%	237.7	131.7	80%
Adjusted EBITDA (1)	165.0	136.7	21%	584.6	356.6	64%
Net cash provided by operating activities - continuing operations	112.4	111.3	1%	460.0	293.0	57%
Free cash flow from ongoing operations (1)	90.8	73.4	24%	350.7	197.5	78%
Capital Expenditures (3)
Sustaining capital	20.1	31.2	(36%)	84.6	85.2	(1%)
Sustaining leases	9.7	6.5	49%	25.4	17.4	46%
Growth capital	30.5	17.4	75%	79.2	48.4	64%

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

	September 30, 2026	December 31, 2025	% Change
Cash and cash equivalents	443.3	554.0	(20%)
Total assets	2,575.9	2,360.6	9%
Debt	148.2	134.4	10%
Equity attributable to Fortuna shareholders	1,813.0	1,677.0	8%

(1)	Refer to Non-IFRS financial measures section.
(2)	Gold equivalent was calculated using the realized prices of $4,281/oz Au, $62.70/oz Ag, $1,871/t Pb and $3,832/t Zn for Q3 2026. Gold equivalent was calculated using the realized prices of $3,467/oz Au, $39.35/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025. Gold equivalent was calculated using the realized prices of $4,542/oz Au, $73.25/oz Ag, $1,907/t Pb and $3,515/t Zn for YTD 2026. Gold equivalent was calculated using the realized prices of $3,231/oz Au, $34.92/oz Ag, $1,960/t Pb and $2,768/t Zn for YTD 2025.
(3)	Capital expenditures are presented on a cash basis.

Figures may not add due to rounding.

Discontinued operations have been removed where applicable.

FINANCIAL RESULTS FROM CONTINUING OPERATIONS

Sales

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	% Change	2026	2025	% Change
Provisional sales
Lindero	110.8	86.4	28%	302.5	215.2	41%
Séguéla	144.1	134.3	7%	536.2	371.8	44%
Caylloma	36.6	30.1	22%	115.5	89.7	29%
Adjustments (1)	1.9	0.6	217%	0.1	0.1	0%
Total sales	293.4	251.4	17%	954.3	676.8	41%

(1)	Adjustments consist of mark-to-market, final price and assay adjustments.

Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges.

Treatment charges are allocated to base metals at Caylloma.

Discontinued operations have been removed where applicable.

Figures may not add due to rounding

Third Quarter 2026 vs Third Quarter 2025

Consolidated sales from continuing operations for the three months ended September 30, 2026 were $293.4 million, a 17% increase from the $251.4 million reported in the same period in 2025. Sales by reportable segment for the three months ended September 30, 2026 were as follows:

●	Lindero recognized sales of $110.8 million from the sale of 25,680 ounces of gold, a 28% increase from the comparable period in 2025. Sales increased at Lindero as a result of higher realized gold prices of $4,290 per gold ounce compared to $3,476 in the comparable period in 2025. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $144.1 million from the sale of 33,718 ounces of gold, an increase of 7% over the comparable period in 2025. Increased sales at Séguéla were due to higher realized gold prices of $4,274 per gold ounce compared to $3,462 in the comparable period in 2025. This was offset by lower gold production due to reduced equipment availability at one of the Company’s mining contractors and a temporary site-wide stoppage due to a blockade caused by artisanal miners operating in the surrounding area. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized sales of $36.6 million compared to $30.1 million reported in the comparable period in 2025. Sales increased at Caylloma as a result of higher realized silver prices of $62.70 per ounce compared to $39.33

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

per ounce in the comparable period in 2025 and higher zinc prices. See "Results of Operations – Caylloma Mine, Peru" for additional information.

First Nine Months of 2026 vs First Nine Months of 2025

Consolidated sales from continuing operations for the nine months ended September 30, 2026 were $954.3 million, a 41% increase from the $676.8 million reported in the same period in 2025. Sales by reportable segment for the nine months ended September 30, 2026 were as follows:

●	Lindero recognized sales of $302.5 million from the sale of 67,267 ounces of gold, a 41% increase from the comparable period in 2025. Sales increased at Lindero as a result of higher realized gold prices of $4,502 per gold ounce compared to $3,246 in the comparable period in 2025. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $536.2 million from the sale of 117,449 ounces of gold, an increase of 44% over the comparable period. Sales increased at Séguéla as a result higher realized metal prices of $4,565 per gold ounce compared to $3,222 in the comparable period in 2025. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized sales of $115.5 million compared to $89.7 million reported in the same period in 2025. Sales increased at Caylloma as a result of higher realized silver prices of $73.30 per ounce compared to $34.89 per ounce in the comparable period in 2025. The increase was partially offset by lower base metal production. See "Results of Operations – Caylloma Mine, Peru" for additional information.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended September 30,				Nine months ended September 30,
	2026	% (1)	2025	% (1)	2026	% (1)	2025	% (1)
Operating income (loss)
Lindero	44.3	40%	101.9	118%	136.3	45%	148.4	69%
Séguéla	63.2	44%	58.4	43%	298.8	56%	164.9	44%
Caylloma	16.7	43%	10.4	34%	54.3	47%	29.6	33%
Corporate	(21.9)		(16.1)		(50.1)		(48.6)
Total	102.3	35%	154.6	62%	439.3	46%	294.3	43%

Adjusted EBITDA (2)
Lindero	66.6	60%	52.7	60%	188.5	62%	120.2	55%
Séguéla	94.9	66%	108.6	78%	379.4	71%	245.5	66%
Caylloma	21.2	55%	17.5	56%	66.9	58%	43.5	48%
Corporate	(17.7)		(42.1)		(50.2)		(52.6)
Total	165.0	56%	136.7	54%	584.6	61%	356.6	53%

(1)	As a percentage of sales.
(2)	Refer to Non-IFRS Financial Measures section.

Figures may not add due to rounding.

Discontinued operations have been removed where applicable.

Figures may not add due to rounding

Third Quarter 2026 vs Third Quarter 2025

Operating income for the three months ended September 30, 2026 was $102.3 million, a decrease of $52.3 million over the same period in 2025 which was primarily due to:

●	Lower operating income at the Lindero Mine was primarily the result of the reversal of an impairment of $52.7 million related to mineral properties and a reversal of $16.7 million of previously recorded write-downs of low grade stockpiles in Q3 2025. Cash costs were higher in the period due to higher Argentine Peso denominated

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

costs due to macroeconomic factors and increased costs for diesel and explosives. The increase in cash costs was offset by higher sales.
●	The Séguéla Mine recognized operating income of $63.2 million in the third quarter of 2026 compared to $58.4 million in the comparable period in 2025. The increase in operating income was a result of higher sales, offset partially by higher cash costs due to higher waste mining, plant maintenance, depletion per ounce, which was driven by pit sequencing, and leased equipment. Operating income for the third quarter of 2026 included $11.1 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income at the Caylloma Mine for the third quarter of 2026 increased by $6.3 million compared to the same period in 2025 as a result of higher sales.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures section) was $165.0 million for the three months ended September 30, 2026, an increase of $28.3 million over the same period in 2025. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income from continuing operations. Net income from continuing operations for the three months ended September 30, 2026 was $52.3 million, a $75.9 million decrease from the $128.2 million reported in the comparable period in 2025. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

First Nine Months of 2026 vs First Nine Months of 2025

Operating income for the nine months ended September 30, 2026 was $439.3 million, an increase of $145.0 million compared to the same period in 2025 which was primarily due to the same factors described above.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures section) was $584.6 million for the nine months ended September 30, 2026, an increase of $228.0 million over the same period in 2025. Higher adjusted EBITDA was primarily the result of higher sales

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income from continuing operations.  Net income from continuing operations for the nine months ended September 30, 2026 was $256.0 million, a $41.2 million increase from the $214.8 million reported in the comparable period in 2025. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

All-in Sustaining Cost (“AISC”)

Third Quarter 2026 vs Third Quarter 2025

Consolidated AISC per gold equivalent ounce (“GEO”) sold from continuing operations for the third quarter of 2026 was $2,286 compared to $1,987 for the same period in 2025. Factors that contributed to higher AISC for the period were:

●	A $302/oz increase in cash costs as a result of lower production, higher mining costs at Séguéla due to an increase in waste movement and higher costs at Lindero due to real Argentine Peso appreciation increasing US dollar operating costs and rising diesel prices
●	A $22/oz increase from royalties as a result of higher realized metal prices
●	Partially offset by an ($82)/oz reduction in sustaining capital

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

First Nine Months of 2026 vs First Nine Months of 2025

Consolidated GEO AISC sold from continuing operations for the nine months ended September 30, 2026 was $2,184 compared to $1,896 for the comparable period in 2025. Factors that contributed to higher AISC for the period were:

●	A $160/oz increase due to higher cash costs from the same factors described above
●	A $70/oz increase from royalties as a result of higher realized metal prices
●	$31/oz increase from higher sustaining capital due to capitalized stripping at Séguéla and project work at Caylloma
●	The comparable period included a ($6)/oz benefit related to the gain on blue chip swaps in Argentina

General and Administrative (“G&A”) Expenses

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	% Change	2026	2025	% Change
Mine G&A	9.1	7.2	26%	27.7	22.0	26%
Corporate G&A	8.1	8.1	0%	27.8	25.1	11%
Share-based payments	10.9	10.8	1%	18.4	24.4	(25%)
Workers' participation	0.1	0.2	(50%)	0.7	0.3	133%
Total	28.2	26.3	7%	74.6	71.8	4%

G&A expenses for the three months ended September 30, 2026 increased 7% to $28.2 million compared to $26.3 million reported in the same period in 2025. The increase in Mine G&A was due to higher site costs in West Africa.

For the nine months ended September 30, 2026, the G&A expenses increased 4% to $74.6 million compared to $71.8 million reported in the same period in 2025, mainly due to higher Mine G&A costs as a result of higher costs in West Africa were offset partially by lower share-based payments expense.

Foreign Exchange

Foreign exchange loss for the three months ended September 30, 2026 was $2.5 million compared to a $7.4 million loss reported in the same period in 2025. Foreign exchange losses in the quarter were primarily due to the cost associated with purchasing US dollars to repatriate funds out of Argentina and Cote d’Ivoire. The foreign exchange loss in the comparable period in 2025 was impacted by a sharp decline in the Argentine Peso.

Foreign exchange loss for the nine months ended September 30, 2026 was $10.9 million compared to a $4.9 million loss reported in the same period in 2025. The higher foreign exchange loss in the period was due to $7.1 million for the purchase of US dollars in Argentina and Cote d’Ivoire to repatriate funds and a devaluation of the foreign currencies relative to the US dollar and the impact on cash and VAT balances denominated in foreign currencies.

Income Tax Expense

Income tax expense for the three months ended September 30, 2026 was $46.0 million compared to $24.8 million reported in the same period in 2025. The $21.2 million increase in income tax expense was due the accrual of deferred taxes in Argentina and the accrual of withholding taxes related to future repatriations.

Income tax expense for the nine months ended September 30, 2026, was $175.4 million compared to $73.9 million reported in the same period in 2025. The $101.5 million increase in income tax expense was due to higher net income before taxes, the accrual of deferred taxes in Argentina as well as the accrual of withholding taxes for planned repatriations from subsidiaries.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

The effective tax rate (“ETR”) for the three months ended September 30, 2026 was 47% compared to 16% for the same period in 2025. The increase in the ETR was primarily the result of Q3 2025 benefiting from higher income before tax due to the reversal of the impairment on mineral properties and previous write-downs of low grade stockpiles at Lindero which did not have a corresponding impact on deferred taxes. Other factors in the quarter impacting the ETR include the accrual of withholding taxes for future repatriations and deferred income taxes at Lindero.

The ETR for nine months ended September 30, 2026, was 41% compared to 26% for the same period in 2025. The increase in the ETR for 2026 was due to the same factors described above.

The Company is subject to tax in various jurisdictions, including Peru, Argentina, Côte d’Ivoire, Senegal, Australia, and Canada. There are a number of factors that can significantly impact the Company’s ETR including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Mine production
Tonnes placed on the leach pad	1,859,731	1,699,007	4,943,767	5,280,543

Gold
Grade (g/t)	0.63	0.60	0.63	0.57
Production (oz) (3)	26,024	24,417	68,398	68,287
Metal sold (oz)	25,680	25,290	67,267	67,433
Realized price ($/oz)	4,290	3,476	4,502	3,246

Unit costs
Cash cost ($/oz Au) (1)	1,449	1,117	1,376	1,136
All-in sustaining cash cost ($/oz Au) (1)	1,845	1,570	1,953	1,738

Capital expenditures ($'000s) (2)
Sustaining capital	5,687	7,153	25,409	30,871
Sustaining leases	1,316	1,279	3,944	2,652
Growth capital	2,961	1,174	7,759	3,308

(1)	Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures section.
(2)	Capital expenditures are presented on a cash basis.
(3)	Production includes doré, gold-in-carbon, and gold in copper concentrate.

Quarterly Operating and Financial Highlights

In the third quarter of 2026, a total of 1,859,731 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.63 g/t, containing an estimated 37,746 ounces of gold. Ore mined was 2.3 million tonnes, with a stripping ratio of 0.85:1. During the first nine months of 2026, Lindero placed on the leach pad approximately 99% of the ounces planned for the period.

Lindero’s gold production for the quarter was 26,024 ounces compared to 24,417 ounces in the comparable period in 2025. Higher production was due to higher tonnes placed on the leach pad and slightly improved gold grades from the comparable period in 2025. The site remains on track to achieve annual production guidance.

The cash cost per ounce of gold for the quarter was $1,449 compared to $1,117 in the comparable period in 2025. The increase in cash costs was primarily due to the impact of Argentine Peso appreciation as a result of macroeconomic factors and higher costs for diesel and explosives.

In the third quarter of 2026, AISC per gold ounce sold increased to $1,845 compared to $1,570 in the comparable period in 2025. The increase in AISC was due to higher production cash costs.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Mine production
Tonnes milled	402,440	435,770	1,254,857	1,308,958
Average tonnes crushed per day	4,374	4,737	4,579	4,777

Gold
Grade (g/t)	2.67	3.01	3.12	2.92
Recovery (%)	91	91	92	92
Production (oz)	33,744	38,799	117,443	115,485
Metal sold (oz)	33,718	38,803	117,449	115,386
Realized price ($/oz)	4,274	3,462	4,565	3,222

Unit costs
Cash cost ($/oz Au) (1)	947	688	754	669
All-in sustaining cash cost ($/oz Au) (1)	1,917	1,738	1,807	1,554

Capital expenditures ($'000s) (2)
Sustaining capital	8,502	21,355	45,247	48,033
Sustaining leases	7,555	4,270	18,310	12,393
Growth capital	11,434	7,893	28,673	22,638

(1)	Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
(2)	Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the third quarter of 2026, Séguéla mined a total of 340,714 tonnes of ore, averaging 2.69 g/t gold and containing an estimated 29,516 ounces of gold from the Antenna, Ancien, Koula, and Sunbird pits. A total of 6.5 million tonnes of waste was mined during the period, resulting in a strip ratio of 19.1:1. Additionally, 623,390 tonnes of waste were mined during the quarter at Sunbird South to gain access to the underground portal position.

In the third quarter of 2026, Séguéla processed 402,440 tonnes of ore, producing 33,744 ounces of gold, at an average head grade of 2.67 g/t gold, an 8% decrease in tonnes of ore and an 11% decrease in average head grade, compared to the same period of the previous year. Gold recovery was lower in the quarter at 91% which was attributed to localized metallurgical characteristics of the Koula ore. The site is on track to achieve the lower end of its production guidance.

Mining performance and gold production during the third quarter of 2026 were affected by reduced equipment availability at one of the Company’s mining contractors and a temporary site-wide stoppage due to a blockade caused by artisanal miners operating in the surrounding area. The blockade was lifted following intervention by a government law enforcement agency, and normal operations resumed. These disruptions reduced mining volumes and delayed access to higher-grade ore. Corrective measures were implemented with the mining contractor, and mining volumes returned to planned levels in September. Management continues to monitor the situation and take corrective actions where necessary.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Cash cost per gold ounce sold was $947 for the third quarter of 2026 compared to $688 for the third quarter of 2025. Higher cash costs were the result of higher mining costs due to increased waste movement, higher plant maintenance and the impact of the temporary site wide stoppage.

All-in sustaining cash cost per gold ounce sold was $1,917 for the third quarter of 2026 compared to $1,738 for the third quarter of 2025. The increase was driven by higher cash costs and royalties, partially offset by lower sustaining capital.

Project Updates

Séguéla has two growth projects consisting of the Plant Expansion and the Sunbird Underground. Both projects are on track and are expected to be funded from the sites’ operating cash flow.

Séguéla Plant Expansion

During the third quarter, the Board of Directors approved a $109 million budget for a 30% expansion of the Séguéla processing plant. The expansion is expected to increase annual throughput to 2.3 million tonnes, restore gold recoveries to the original design rate of 94%, and support an annual gold production target of over 200,000 ounces from the second half of 2028.

Detailed engineering is underway with Lycopodium, the EPCM contractor. The owner’s project team is 75% onboarded, and vendors have been selected for key equipment and infrastructure packages. Project completion and commissioning are scheduled for the third quarter of 2028.

Sunbird Underground

The Sunbird Underground Project, which is expected to begin supplying mill feed to the expanded plant in 2028, continued to advance during the quarter. The Environmental and Social Impact Assessment has been approved, with final permitting expected in the fourth quarter of 2026.

The underground project team has been recruited and is advancing pre-development and operational readiness activities. Major mining equipment has been ordered for delivery in line with the project schedule, and portal construction and development are expected to commence in the second quarter of 2027.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, lead, and zinc production and unit costs:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Mine production
Tonnes milled	140,832	140,523	418,870	415,653
Average tonnes milled per day	1,565	1,561	1,569	1,557

Silver
Grade (g/t)	66	63	66	65
Recovery (%)	83	82	82	83
Production (oz)	247,367	233,612	736,264	717,226
Metal sold (oz)	231,022	238,527	712,804	736,240
Realized price ($/oz)	62.70	39.33	73.30	34.89

Lead
Grade (%)	2.98	3.01	2.91	3.15
Recovery (%)	90	91	91	91
Production ('000s lbs)	8,358	8,492	24,348	26,253
Metal sold ('000s lbs)	8,103	8,628	24,856	27,010
Realized price ($/lb)	0.85	0.89	0.86	0.89

Zinc
Grade (%)	4.08	4.27	4.19	4.63
Recovery (%)	90	91	90	91
Production ('000s lbs)	11,370	11,989	34,933	38,612
Metal sold ('000s lbs)	11,385	12,259	35,109	38,368
Realized price ($/lb)	1.74	1.28	1.59	1.26

Unit costs
Cash cost ($/oz Ag Eq) (1,2)	26.12	17.92	28.08	15.19
All-in sustaining cash cost ($/oz Ag Eq) (1,2)	43.19	25.17	44.55	21.76

Capital expenditures ($'000s) (3)
Sustaining capital	5,915	2,659	13,934	6,262
Sustaining leases	875	945	3,159	2,317
Growth capital	1,126	702	1,326	1,256

(1)	Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively.
(2)	Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures section.
(3)	Capital expenditures are presented on a cash basis.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the third quarter of 2026, the Caylloma Mine produced 247,367 ounces of silver at an average head grade of 66 g/t silver, a 6% increase compared to the same period in 2025.

Lead and zinc production for the quarter were 8.4 million pounds and 11.4 million pounds, respectively. Head grades averaged 2.98% lead and 4.08% zinc, a 1% decrease and 4% decrease, respectively, compared to the comparable period in 2025. The performance for the quarter reflects steady plant operations, consistent throughput, and continued strong contribution from base metal production. The mine is expected to exceed its annual production guidance on a gold equivalent basis.

The cash cost per silver equivalent ounce sold in the third quarter of 2026 was $26.12 compared to $17.92 during the third quarter of 2025. The higher cost per ounce for the quarter was primarily the result of higher realized silver prices and the impact on the calculation of silver equivalent ounces sold.

The all-in sustaining cash cost per ounce of payable silver equivalent in the third quarter of 2026 increased 72% to $43.19 compared to $25.17 for the same period of 2025. The increase for the quarter was the result of higher cash costs per ounce, an increase in treatment charges from concentrate sales, lower silver equivalent ounces due to higher silver prices, and an increase in spend on capital projects.

As of September 30, 2026, the project to expand the capacity of tailings storage facility No. 3 at the Caylloma Mine was 64% complete and progressing according to plan.

Fortuna | 17

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to September 30, 2026:

	Q3 2026	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Sales	293.4	318.4	342.5	270.2	251.4	230.4	195.0	195.2
Mine operating income	136.6	183.5	211.8	148.4	133.1	105.0	80.3	69.0
Operating income	102.3	156.9	180.1	114.1	154.6	83.7	55.9	45.7
Net income	52.3	83.7	119.9	74.0	128.2	44.1	64.8	15.1
Attributable net income	47.8	75.5	111.0	68.1	123.6	37.3	58.5	11.3
Attributable net income from continuing operations	47.8	75.5	111.0	68.1	123.6	42.6	35.4	14.7

Attributable earnings per share from continuing operations - basic	0.16	0.25	0.36	0.22	0.40	0.14	0.12	0.05
Attributable earnings per share from continuing operations - diluted	0.16	0.24	0.35	0.21	0.38	0.14	0.12	0.05

Total assets	2,575.9	2,497.3	2,492.6	2,360.6	2,240.9	2,138.3	2,210.3	2,115.5
Debt	148.2	138.9	136.6	134.4	132.2	130.0	128.0	126.0

Figures may not add due to rounding.

Amounts have been restated to reflect the impact of discontinued operations.

The Company’s results over the past several quarters have primarily been influenced by fluctuations in the gold price, input costs, changes in gold equivalent production, the accrual of income and withholding taxes and foreign exchange rates.

Significant events that have impacted continuing operations from previous quarters include:

●	An impairment reversal of $52.7 million on mineral properties and the reversal of a previously recorded write-down of low grade stockpiles of $16.7 million at Lindero in Q3 2025
●	The recognition of $17.5 million in withholding taxes in Q2 2025 related to the timing of local Board of Director approvals for the repatriation of cash balances in Côte d’Ivoire

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

EXPLORATION AND EVALUATION

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value. Sustaining capital expenditures primarily consist of exploration activities to expand a known mineral reserve. Growth capital primarily consists of exploration activities to make new discoveries or convert a discovery to a mineral reserve. Exploration and evaluation expenditures for which the Company does not have title or rights are expensed when incurred.

Exploration by region	Three months ended September 30,		Nine months ended September 30,
(in millions of US dollars)	2026	2025	2026	2025
Mine site	8.3	7.4	24.2	20.9
Argentina	0.6	0.2	2.4	0.3
Côte d’Ivoire	1.3	–	3.8	1.6
Senegal	0.2	0.1	0.5	0.7
Diamba Sud	4.8	3.2	13.3	9.4
Mexico	0.2	0.5	1.8	1.5
Total exploration	15.4	11.4	46.0	34.4
Sustaining capital	0.8	0.5	3.4	0.9
Growth capital	14.6	10.9	42.5	33.5

Figures may not add due to rounding.

Accrual basis.

Discontinued operations removed.

Côte d’Ivoire

At Séguéla, the current drill phases at Kingfisher and Sunbird Underground concluded in the third quarter of 2026, with 16,420 meters drilled for a total of 42 holes for the combined programs. At quarter end, the exploration focus moved to the Ancien, Antenna and Koula deposits to support an evaluation of underground potential.

Peru

At Caylloma, drilling continued during the period with seven diamond drill holes completed for 2,347 meters at Animas, Vilafro, Corona Antimo and Animas NE extension, along with field mapping and prospect identification at various prospects across the property.

Argentina

Drilling to expand the footprint of Arizaro mineralization in Argentina continued during the quarter, with 13 holes completed for 4,759 meters drilled. Drilling is expected to continue through to November, testing depth as well as potential strike extensions up to 2.5km to the south-west.

At Cerro Lindo, drilling has been re-scheduled to early November after heavier than usual snowfall delayed the resumption of field activities in September. Field investigation and mapping continued at the Cerro Choique and Dos Lagunas properties in Rio Negro province as part of a target generation campaign ahead of anticipated drilling late in the fourth quarter.

Senegal

At Diamba Sud a total of 78 diamond drill holes for 15,100 meters, were completed on the Southern Arc, Western Splay, Karakara and Kassasoko deposits during the quarter, with the programs designed to expand and infill strike extensions to the deposits ahead of updated mineral resource estimates scheduled for early 2027. Auger drilling and termite mound sampling for target delineation also continued across the adjacent Bondala permit with a total of 3,375 meters of auger drilling completed with several anomalies identified. It is anticipated that these will be tested in early 2027.

Fortuna | 19

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

At the recently acquired adjacent Bambadji project, drilling has rapidly and successfully ramped up with a total of 51 drill holes completed for a total of 10,365 meters. All six drill rigs from Diamba Sud have been re-allocated to Bambadji where they will continue advancing resource confidence at the Kabewest, Wari and Latifa prospects for the remainder of 2026.

Guyana

Fortuna established its office in Georgetown and advanced the rehabilitation of the road access and field camp at the Quartzstone site, recruited an experienced in-country exploration team and started regional exploration and target generation activities. Early preparations for drilling commenced, with drilling anticipated to start in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $443.3 million at September 30, 2026 compared to $554.0 million at the end of 2025. Year to date the Company generated $460.0 million in operating cash flow which has been offset by the purchase of the Bambadji property for $207.4 million, higher capital investments and $106.6 million in share buybacks. Significant cash flow movements for the third quarter of 2026 are described below.

Operating Activities

Operating cash flow from continuing operations for the quarter was $112.4 million compared to $111.3 million in Q3 2025. Operating cash flow for the quarter benefited from higher realized gold prices of $4,281 in Q3 2026 compared to $3,467 in Q3 2025 offset by lower gold production, higher income taxes paid of $51.1 million compared to $34.7 million in the comparable period in 2025 and higher negative working capital adjustments of $14.3 million due to timing.

Investing Activities

The Company invested $50.6 million in Q3 2026 compared to $48.5 million in Q3 2025 as outlined in the table below.

Capital investments	Three months ended September 30,		Nine months ended September 30,
(in millions of US dollars)	2026	2025	2026	2025
Lindero	8.1	8.3	31.0	34.2
Séguéla	18.6	28.7	70.1	68.6
Caylloma	7.0	3.4	15.3	7.5
Mine site capital	33.8	40.4	116.4	110.3
Projects and other	15.0	7.6	41.4	21.1
Greenfields	1.8	0.5	6.0	2.3
Total capital	50.6	48.5	163.8	133.7
Sustaining capital	20.1	31.2	84.6	85.2
Growth capital	30.5	17.4	79.2	48.4

Figures may not add due to rounding.

Capital spend in the quarter was generally aligned with the comparable period as lower capital spend at Séguéla was offset by higher spend at Caylloma and Diamba Sud.

During the quarter, the Company also purchased the Bambadji project from Barrick and IAMGOLD for consideration of $200.0 million in cash and paid $7.4 million in acquisition costs related to the transaction. See “Corporate Developments – Bambadji Acquisition”.

Fortuna | 20

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Financing Activities

Financing cash flows for the three months ended September 30, 2026 consisted of $9.8 million in right of use payments.

Capital Resources

The Company maintains a $150.0 million secured revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility matures on October 31, 2028, and accrues interest on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid.

As at November 4, 2026, the Credit Facility remains undrawn and the full $150.0 million was available to the Company.

Contractual Obligations

The expected maturity of our commitments and contractual obligations as at September 30, 2026 are outlined below:

	Expected payments due by year as at September 30, 2026
(in millions of US dollars)	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	173.9	–	–	–	173.9
Debt	5.8	187.3	1.8	6.3	201.2
Closure and reclamation provisions	–	4.0	13.4	41.0	58.4
Income taxes payable	94.6	–	–	–	94.6
Lease obligations	42.5	46.3	10.5	10.3	109.6
Other liabilities	–	4.9	–	–	4.9
Total	316.8	242.5	25.7	57.6	642.6

Figures may not add due to rounding.

Debt includes principal and interest payments, except accrued interest which is included in trade and other payables.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any precious metals hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisionally priced trade receivables of $18.1 million and share units payable of $31.9 million are the Company’s Level 2 fair value assets and liabilities. The Company has no Level 3 fair value assets.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The fair value of the share units payable is calculated using the quoted market value of the Company’s common shares.

Fortuna | 21

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

See note 3 (section l) and Note 28 of the 2025 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 295,957,387 common shares outstanding as at November 4, 2026. In addition, there were 1,459,404 outstanding equity-settled share-based performance share units.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”). Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the 2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes. Assuming an initial conversion rate of 151.7220 common shares per $1,000 principal amount of 2024 Notes, a maximum of 26,172,045 common shares are issuable upon conversion of the 2024 Notes as at November 4, 2026.

Normal Course Issuer Bid

On April 17, 2026, the Company announced the renewal of its NCIB program to purchase up to 15,227,869 common shares, being 5% of its outstanding common shares as at April 10, 2026. Under the NCIB, purchases of common shares may be made through the facilities of the NYSE. The share repurchase program started on May 4, 2026 and will end on the earlier of May 3, 2027; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the nine months ended September 30, 2026, Company acquired under its NCIB program and cancelled 10,800,693 common shares at an average market price of $9.31 per share.

RELATED PARTY TRANSACTIONS

Key Management Personnel

During the three and nine months ended September 30, 2026 and 2025, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Other than those noted above, those disclosed in Note 11 of the Company’s audited financial statements for the year ended December 31, 2025, and transactions in the normal course of business with the Board of Directors and key management personnel, the Company had no transactions between related parties during the three and nine months ended September 30, 2026 and 2025.

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: all-in costs; cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; all-in cash cost per payable ounce of silver

Fortuna | 22

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

equivalent sold; free cash flow and free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; EBITDA margin; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of Adjusted EBITDA was revised to no longer include right of use payments. Management elected to make the change to simplify the calculation and to better align with the Company’s peers to improve comparability

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations, and costs allocated to by-products, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's cost structure, ability to generate free cash flow and evaluate the relative performance of our operations. In addition, the Company believes that each measure provides useful information to our investors to evaluate cash flow generation and the costs necessary to maintain current production levels at an operation.

Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.

Fortuna | 23

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

The Company defines All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, gains from blue-chip swaps and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of growth capital.
Sustaining Capital

Sustaining capital represents the necessary capital investments to maintain current operations at their existing production levels including costs such as capitalized stripping and underground development.

Additions to Mineral Properties and Property, Plant, and Equipment

Management believes that sustaining and growth capital provide useful information to investors regarding the Company’s investment activities to both maintain the existing operations and invest in the future growth of the Company.

Growth Capital	Growth capital represents the capital investments necessary to expand current operations, develop new projects and build significant infrastructure.
Free Cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, less sustaining capital expenditures and sustaining lease payments, plus blue-chip swap investments and adjusted for one-time items that the Company does not consider representative of future cash flows such as transaction costs and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available from its operations to fund the Company’s growth through investments and capital expenditures.
Free Cash Flow	Free cash flow is defined as net cash provided by operating activities less sustaining and growth capital expenditures and payment of lease obligations.	Net Cash Provided by Operating Activities

This non-IFRS measure is used by the Company to measure cash flow available after funding growth and sustaining capital and lease obligations to fund corporate activities without reliance on additional borrowings.

Fortuna | 24

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax and non-controlling interest impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, which includes but is not limited to:

◾
Acquisition/disposition gains and losses and the fees associated with executing the transaction;
◾
Impairment charges (reversals) related to mineral properties and PP&E; and
◾
Other items that are not indicative of the underlying operating performance of the Company’s core mining business
Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, which includes but is not limited to:

◾
Acquisition/disposition gains and losses and the fees associated with executing the transaction;
◾
Impairment charges (reversals) related to mineral properties and PP&E; and
◾
Other items that are not indicative of the underlying operating performance of the Company’s core mining business
Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

EBITDA Margin	This ratio is calculated by dividing Adjusted EBITDA by Sales
Working Capital	Working capital is a non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a non-IFRS measure which is calculated as the principal amount of debt less cash and cash equivalents and short-term investments.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

Fortuna | 25

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Cash Cost per GEO Sold

The following tables present a reconciliation of cash cost per GEO sold to the cost of sales in the third quarter of 2026 Financial Statements for the three and nine months ended September 30, 2026 and 2025:

Cash cost per gold equivalent ounce sold - Q3 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	61,116	75,741	20,006	156,863
Depletion, depreciation, and amortization	(22,454)	(30,983)	(4,507)	(57,944)
Royalties and taxes	(63)	(12,826)	(354)	(13,243)
Costs allocated to by-products	(1,470)	–	–	(1,470)
Other	41	–	(1,500)	(1,459)
Treatment and refining charges	–	–	2,022	2,022
Cash cost applicable per gold equivalent ounce sold	37,170	31,932	15,667	84,769
Ounces of gold equivalent sold	25,647	33,718	8,782	68,147
Cash cost per ounce of gold equivalent sold ($/oz)	1,449	947	1,783	1,244

Gold equivalent was calculated using the realized prices of $4,281/oz Au, $62.70/oz Ag, $1,871/t Pb and $3,832/t Zn for Q3 2026.

Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Q3 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	28,366	70,549	19,317	118,232
Depletion, depreciation, and amortization	(15,594)	(31,716)	(5,199)	(52,509)
Royalties and taxes	(83)	(12,154)	(287)	(12,524)
Costs allocated to by-products	(1,264)	–	–	(1,264)
Other	16,675	–	(668)	16,007
Treatment and refining charges	–	–	416	416
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	68,358
Ounces of gold equivalent sold	25,157	38,803	8,601	72,561
Cash cost per ounce of gold equivalent sold ($/oz)	1,117	688	1,579	942

Gold equivalent was calculated using the realized prices of $3,467/oz Au, $39.35/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025.

Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	149,228	217,004	56,215	422,447
Depletion, depreciation, and amortization	(52,542)	(80,492)	(12,623)	(145,657)
Royalties and taxes	(218)	(47,900)	(1,282)	(49,400)
Costs allocated to by-products	(4,215)	–	–	(4,215)
Other	125	–	(3,101)	(2,976)
Treatment and refining charges	–	–	6,191	6,191
Cash cost applicable per gold equivalent ounce sold	92,378	88,612	45,400	226,390
Ounces of gold equivalent sold	67,118	117,449	26,076	210,643
Cash cost per ounce of gold equivalent sold ($/oz)	1,376	754	1,741	1,075

Gold equivalent was calculated using the realized prices of $4,542/oz Au, $73.25/oz Ag, $1,907/t Pb and $3,515/t Zn for YTD 2026.

Figures may not add due to rounding.

Fortuna | 26

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Cash cost per gold equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	101,110	202,634	54,573	358,317
Depletion, depreciation, and amortization	(38,724)	(91,961)	(13,836)	(144,521)
Royalties and taxes	(270)	(33,439)	(822)	(34,531)
Costs allocated to by-products	(2,757)	–	–	(2,757)
Other	16,857	–	(1,991)	14,866
Treatment and refining charges	–	–	494	494
Cash cost applicable per gold equivalent ounce sold	76,216	77,234	38,418	191,868
Ounces of gold equivalent sold	67,087	115,386	27,315	209,788
Cash cost per ounce of gold equivalent sold ($/oz)	1,136	669	1,406	915

Gold equivalent was calculated using the realized prices of $3,231/oz Au, $34.92/oz Ag, $1,960/t Pb and $2,768/t Zn for YTD 2025.

Figures may not add due to rounding.

All-in Sustaining Cash Cost and All-in Cash Cost per GEO Sold

The following tables show a breakdown of the all-in sustaining cash cost per GEO sold for three and nine months ended September 30, 2026 and 2025:

AISC per gold equivalent ounce sold - Q3 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	37,170	31,932	15,667	–	84,769
Royalties and taxes	63	12,826	354	–	13,243
Worker's participation	–	–	866	–	866
General and administration	3,082	3,811	2,225	17,950	27,068
Other	–	–	–	–	–
Total cash costs	40,315	48,569	19,112	17,950	125,946
Sustaining capital (1)	7,003	16,057	6,790	–	29,850
All-in sustaining costs	47,318	64,626	25,902	17,950	155,796
Gold equivalent ounces sold	25,647	33,718	8,782	–	68,147
All-in sustaining costs per ounce	1,845	1,917	2,949	–	2,286

(1)	Presented on a cash basis.

Gold equivalent was calculated using the realized prices of $4,281/oz Au, $62.70/oz Ag, $1,871/t Pb and $3,832/t Zn for Q3 2026.

Figures may not add due to rounding.

Fortuna | 27

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

AISC per gold equivalent ounce sold - Q3 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	28,100	26,679	13,579	–	68,358
Royalties and taxes	83	12,154	287	–	12,524
Worker's participation	–	–	777	–	777
General and administration	2,880	2,993	830	18,163	24,866
Other	–	–	–	–	–
Total cash costs	31,063	41,826	15,473	18,163	106,525
Sustaining capital (1)	8,432	25,625	3,604	–	37,661
All-in sustaining costs	39,495	67,451	19,077	18,163	144,186
Gold equivalent ounces sold	25,157	38,803	8,601	–	72,561
All-in sustaining costs per ounce	1,570	1,738	2,218	–	1,987

(1)	Presented on a cash basis.

Gold equivalent was calculated using the realized prices of $3,467/oz Au, $39.35/oz Ag, $1,962/t Pb and $2,815/t Zn for Q3 2025.

Figures may not add due to rounding.

AISC per gold equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	92,378	88,612	45,400	–	226,390
Royalties and taxes	218	47,900	1,282	–	49,400
Worker's participation	–	–	3,053	–	3,053
General and administration	9,110	11,249	5,199	44,774	70,332
Other	–	874	–	–	874
Total cash costs	101,706	148,635	54,934	44,774	350,049
Sustaining capital (1)	29,353	63,558	17,094	–	110,005
All-in sustaining costs	131,059	212,193	72,028	44,774	460,054
Gold equivalent ounces sold	67,118	117,449	26,076	–	210,643
All-in sustaining costs per ounce	1,953	1,807	2,762	–	2,184

(1)	Presented on a cash basis.

Gold equivalent was calculated using the realized prices of $4,542/oz Au, $73.25/oz Ag, $1,907/t Pb and $3,515/t Zn for YTD 2026.

Figures may not add due to rounding.

Fortuna | 28

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

AISC per gold equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	76,216	77,234	38,418	–	191,868
Royalties and taxes	270	33,439	822	–	34,531
Worker's participation	–	–	2,276	–	2,276
General and administration	7,937	8,255	4,957	46,712	67,861
Total cash costs	84,423	118,928	46,473	46,712	296,536
Sustaining capital (1)	33,523	60,426	8,578	–	102,527
Blue chips gains (investing activities) (1)	(1,319)	–	–	–	(1,319)
All-in sustaining costs	116,627	179,354	55,051	46,712	397,744
Gold equivalent ounces sold	67,087	115,386	27,315	–	209,788
All-in sustaining costs per ounce	1,738	1,554	2,015	–	1,896

(1)	Presented on a cash basis.

Gold equivalent was calculated using the realized prices of $3,231/oz Au, $34.92/oz Ag, $1,960/t Pb and $2,768/t Zn for YTD 2025.

Figures may not add due to rounding.

Production Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of cash cost per ounce of silver equivalent sold to the cost of sales for the three and nine months ended September 30, 2026 and 2025:

Cash cost per silver equivalent ounce sold - Q3 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	20,006
Depletion, depreciation, and amortization	(4,507)
Royalties and taxes	(354)
Other	(1,500)
Treatment and refining charges	2,022
Cash cost applicable per silver equivalent sold	15,667
Ounces of silver equivalent sold (1,2)	599,760
Cash cost per ounce of silver equivalent sold ($/oz)	26.12

(1)	Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:86.1 pounds, and silver to zinc ratio of 1:47.9 pounds.
(2)	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.

Figures may not add due to rounding.

Fortuna | 29

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Cash cost per silver equivalent ounce sold - Q3 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	19,317
Depletion, depreciation, and amortization	(5,199)
Royalties and taxes	(287)
Other	(668)
Treatment and refining charges	416
Cash cost applicable per silver equivalent sold	13,579
Ounces of silver equivalent sold (1,2)	757,797
Cash cost per ounce of silver equivalent sold ($/oz)	17.92

(1)	Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
(2)	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.

Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	56,215
Depletion, depreciation, and amortization	(12,623)
Royalties and taxes	(1,282)
Other	(3,101)
Treatment and refining charges	6,191
Cash cost applicable per silver equivalent sold	45,400
Ounces of silver equivalent sold (1,2)	1,616,908
Cash cost per ounce of silver equivalent sold ($/oz)	28.08

(1)	Silver equivalent sold is calculated using a silver to gold ratio of 61.1:1, silver to lead ratio of 1:89.8 pounds, and silver to zinc ratio of 1:51.4 pounds.
(2)	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.

Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	54,573
Depletion, depreciation, and amortization	(13,836)
Royalties and taxes	(822)
Other	(1,991)
Treatment and refining charges	494
Cash cost applicable per silver equivalent sold	38,418
Ounces of silver equivalent sold (1,2)	2,529,394
Cash cost per ounce of silver equivalent sold ($/oz)	15.19

(1)	Silver equivalent sold is calculated using a silver to gold ratio of 95.9:1, silver to lead ratio of 1:39.3 pounds, and silver to zinc ratio of 1:27.8 pounds.
(2)	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.

Figures may not add due to rounding.

Fortuna | 30

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three and nine months ended September 30, 2026 and 2025:

AISC per silver equivalent ounce sold - Q3 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	15,667
Royalties and taxes	354
Worker's participation	866
General and administration	2,225
Total cash costs	19,112
Sustaining capital (3)	6,790
All-in sustaining costs	25,902
Silver equivalent ounces sold (1,2)	599,760
All-in sustaining costs per ounce	43.19

(1)	Presented on a cash basis.
(2)	Silver equivalent sold is calculated using a silver to gold ratio of 63.1:1, silver to lead ratio of 1:86.1 pounds, and silver to zinc ratio of 1:47.9 pounds.
(3)	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.

AISC per silver equivalent ounce sold - Q3 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	13,579
Royalties and taxes	287
Worker's participation	777
General and administration	830
Total cash costs	15,473
Sustaining capital (3)	3,604
All-in sustaining costs	19,077
Silver equivalent ounces sold (1,2)	757,797
All-in sustaining costs per ounce	25.17

(1)	Presented on a cash basis.
(2)	Silver equivalent sold is calculated using a silver to gold ratio of 85.1:1, silver to lead ratio of 1:44.2 pounds, and silver to zinc ratio of 1:30.8 pounds.
(3)	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.

Fortuna | 31

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

AISC per silver equivalent ounce sold - YTD 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	45,400
Royalties and taxes	1,282
Worker's participation	3,053
General and administration	5,199
Total cash costs	54,934
Sustaining capital (3)	17,094
All-in sustaining costs	72,028
Silver equivalent ounces sold (1,2)	1,616,908
All-in sustaining costs per ounce	44.55

(1)	Presented on a cash basis.
(2)	Silver equivalent sold is calculated using a silver to gold ratio of 61.1:1, silver to lead ratio of 1:89.8 pounds, and silver to zinc ratio of 1:51.4 pounds.
(3)	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.

AISC per silver equivalent ounce sold - YTD 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	38,418
Royalties and taxes	822
Worker's participation	2,276
General and administration	4,957
Total cash costs	46,473
Sustaining capital (3)	8,578
All-in sustaining costs	55,051
Silver equivalent ounces sold (1,2)	2,529,394
All-in sustaining costs per ounce	21.76

(1)	Presented on a cash basis.
(2)	Silver equivalent sold is calculated using a silver to gold ratio of 95.9:1, silver to lead ratio of 1:39.3 pounds, and silver to zinc ratio of 1:27.8 pounds.
(3)	Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.

Growth and Sustaining Capital Expenditures

The following tables present a reconciliation of growth and sustaining capital expenditures from additions to mineral properties and property, plant and equipment in investing activities, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2026 and 2025:

Capital expenditures for AISC - Q3 2026
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	8,648	19,936	7,041	14,994	50,620
Growth capital	(2,961)	(11,434)	(1,126)	(14,994)	(30,515)
Sustaining capital	5,687	8,502	5,915	–	20,104
Sustaining leases	1,316	7,555	875	–	9,746
Capital expenditures for AISC	7,003	16,057	6,790	–	29,850

Figures may not add due to rounding.

Fortuna | 32

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Capital expenditures for AISC - Q3 2025
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	8,327	29,248	3,361	7,612	48,548
Growth capital	(1,174)	(7,893)	(702)	(7,612)	(17,381)
Sustaining capital	7,153	21,355	2,659	–	31,167
Sustaining leases	1,279	4,270	945	–	6,494
Capital expenditures for AISC	8,432	25,625	3,604	–	37,661

Figures may not add due to rounding.

Capital expenditures for AISC - YTD 2026
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	33,168	73,920	15,260	41,429	163,778
Growth capital	(7,759)	(28,673)	(1,326)	(41,429)	(79,187)
Sustaining capital	25,409	45,247	13,934	–	84,591
Sustaining leases	3,944	18,310	3,159	–	25,413
Capital expenditures for AISC	29,353	63,557	17,093	–	110,004

Figures may not add due to rounding.

Capital expenditures for AISC - YTD 2025
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	34,179	70,671	7,518	21,148	133,516
Growth capital	(3,308)	(22,638)	(1,256)	(21,148)	(48,350)
Sustaining capital	30,871	48,033	6,262	–	85,166
Sustaining leases	2,652	12,393	2,317	–	17,362
Capital expenditures for AISC	33,523	60,426	8,579	–	102,528

Figures may not add due to rounding.

Fortuna | 33

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Free Cash Flow and Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow and free cash flow from ongoing operations from net cash provided by operating activities, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US dollars)	2026	2025	2026	2025
Net cash provided by operating activities	112.4	111.3	460.0	305.0
Additions to mineral properties, and property, plant and equipment	(50.6)	(48.5)	(163.8)	(135.1)
Payments of lease obligations	(9.8)	(6.6)	(25.6)	(19.0)
Free cash flow	52.0	56.2	270.6	150.9
Growth capital	30.5	17.4	79.2	48.4
Discontinued operations	–	–	–	(7.7)
Gain on blue chip swap investments	–	–	–	1.3
Advances and other	8.3	(0.2)	0.9	4.6
Free cash flow from ongoing operations	90.8	73.4	350.7	197.5

Figures may not add due to rounding.

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US dollars)	2026	2025	2026	2025
Net income	52.3	128.2	256.0	237.1
Adjustments, net of tax:
Discontinued operations	–	–	–	(22.3)
Write off of mineral properties	3.9	–	3.9	2.0
Reversal of impairment of mineral properties, plant and equipment	–	(52.7)	–	(52.7)
Inventory adjustment	–	(16.7)	(0.1)	(16.9)
Other non-cash/non-recurring items	(0.5)	(2.7)	(0.4)	(2.3)
Adjusted net income	55.7	56.1	259.4	144.9

Figures may not add due to rounding.

Fortuna | 34

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US dollars)	2026	2025	2026	2025
Net income	52.3	128.2	256.0	237.0
Adjustments:
Discontinued operations	–	–	–	(22.3)
Inventory adjustment	–	(16.7)	(0.1)	(16.9)
Net finance items	4.0	3.2	8.0	9.6
Depreciation, depletion, and amortization	58.8	53.0	148.1	143.3
Income taxes	46.0	24.8	175.4	73.9
Write off of mineral properties	3.9	–	3.9	–
Reversal of impairment of mineral properties, plant and equipment	–	(52.7)	–	(52.7)
Investment income	–	(0.3)	–	(2.0)
Other operating expenses (income)	0.0	–	(7.0)	–
Other non-cash/non-recurring items	(0.0)	(2.8)	0.3	(13.3)
Adjusted EBITDA	165.0	136.7	584.6	356.6
Sales	293.4	251.4	954.3	676.8
EBITDA margin	56%	54%	61%	53%

Figures may not add due to rounding.

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,		Nine months ended September 30,
(in millions of US dollars)	2026	2025	2026	2025
Net income attributable to shareholders	47.8	123.6	234.3	219.4
Adjustments, net of tax:
Discontinued operations	–	–	–	(22.3)
Write off of mineral properties	3.9	–	3.9	2.0
Reversal of impairment of mineral properties, plant and equipment	–	(52.7)	–	(52.7)
Inventory adjustment	–	(16.7)	(0.1)	(16.9)
Other non-cash/non-recurring items	(0.5)	(3.2)	(0.4)	2.2
Adjusted attributable net income	51.2	51.0	237.7	131.7

Figures may not add due to rounding.

Fortuna | 35

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Net Debt

The following table presents a reconciliation of debt to total net debt and total net debt to adjusted EBITDA ratio as at September 30, 2026:

(in millions of US dollars, except Total net debt to adjusted EBITDA ratio)	September 30, 2026
2024 Convertible Notes	172.5
Vendor financed debt	10.9
Less: cash and cash equivalents and short-term investments	(443.3)
Total net debt	(259.9)
Adjusted EBITDA (last four quarters)	741.8
Total net debt to adjusted EBITDA ratio	(0.4):1

Figures may not add due to rounding.

Working Capital

The following table presents a calculation of working capital as at September 30, 2026 and 2025:

(in millions of US dollars)	September 30, 2026	September 30, 2025
Current assets	704.9	647.0
Current liabilities	305.4	196.2
Working capital	399.5	450.8

Figures may not add due to rounding.

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328) and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; occupational health and safety hazards; Mineral Resources, Mineral Reserves and metal recoveries are estimated; the ability to replace Mineral Reserves; hazards and risks relating to tailings, heap leach and waste rock facilities; assumptions that the Company must make in determining production schedules, economic returns and costs; exploration projects such as Diamba Sud are uncertain; the substantial capital required for exploration and the development of infrastructure and for expansion projects, such as the expansion of the Séguéla processing plant and the development of underground mining at

Fortuna | 36

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

the Sunbird deposit at Séguéla; existing and future environmental regulation; political and economic risk in the jurisdictions in which we operate; uncertainties relating to new mining operations; uncertainties relating to obtaining all permits required for operations, including an exploitation permit for the Diamba Sud project and an environmental permit for underground mining at the Sunbird deposit at the Séguéla mine; uncertainties related to the timing of the grant of the exploitation permit for Diamba Sud project which may adversely affect the project timeline and budget; uncertainties related to the terms of the Mining Convention to be entered into related to the Diamba Sud project which may impact the economics of the project;  global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change and weather; risks related to securing required supplies of power and water; labor relations; taxation changes; potential conflicts in partnerships and joint arrangements; use of outside contractors; imposition of trade tariffs; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and  development; production risk at our operating mine sites; failure to complete proposed acquisitions or business arrangements; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; critical infrastructure failures; the ability to maintain appropriate and adequate insurance across all jurisdictions; risks relating to conflicts of interests of our directors and officers; our compliance with corruption and antibribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of smelters and off-takers; tax matters; credit risk on receivables; sufficiency of monies allotted by the Company for mine closure and reclamation obligations; risks relating to operational and governance practices being challenged by activist shareholders and proxy solicitation firms; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares; risks related to the 2024 Notes; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; credit risk through VAT receivables; supply chain disruptions; tax-related risks, including tax and audits and reassessments; risks relating to the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); and competition. These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2025 as well as the section ‘Risks and Uncertainties’ in the management’s discussion and analysis for the year ended December 31, 2025 (which are available on SEDAR+ at www.sedarplus.ca).

Significant changes to the Company’s financial, operational and business risks exposure during the three and nine months ended September 30, 2026 and up to the date of this MD&A include the following:

●	On February 28 2026, the United Stated initiated military action in Iran which has led to instability in the Middle East and the disruption of global energy markets. Heightened tensions and hostilities in the Middle East increase the risk of escalation of further military action, sanctions, trade disruptions, energy price volatility and broader geopolitical uncertainty. Such conflict may adversely affect global economic conditions, including through disruptions to international trade, capital markets, transportation networks and supply chains, increased inflationary pressures, higher interest rates, currency volatility and reduced investor confidence. Escalation of hostilities in the Middle East has also contributed to volatility in global energy markets, increasing fuel, power and transportation costs. Any sustained increase in such costs could negatively affect the Company’s operating costs, project economics, capital expenditures and margins.

Fortuna | 37

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

●	A strong El Nino event has driven significant weather disruptions and storms across South America including in Peru and Argentina. While the Company does not expect the event to impact mining operations, it continues to monitor the potential impact to the supply chain and local transportation infrastructure and has stockpiled key consumables where necessary.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on the Company’s significant judgements and accounting estimates, refer to note 4 of the 2025 Financial Statements.

Changes in Accounting Policies

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2026. These include amendments to IFRS 7 and IFRS 9, Classification and Measurement of Financial Instruments. The impacts of adoption were not material to the Company's interim consolidated financial statements.

In April 2024, the IASB issued new IFRS 18, Presentation and Disclosure in Financial Statements. This standard, effective for annual periods beginning on or after January 1, 2027, replaces IAS 1, Presentation of Financial Statements and requires retrospective application. The standard introduces new classification categories and mandatory subtotals in the statement of income, as well as new disclosure requirements for management-defined performance measures (“MPM”), and it may affect what the Company reports as its operating profit or loss.

The Company is currently assessing the detailed implications of applying the new standard on the financial statements and the following potential impacts have been identified based on the Company’s preliminary assessment:

●	The Company has performed an initial assessment of the non-IFRS financial measures and other subtotals of income and expenses that it currently uses in its public communications outside the financial statements and the Company believes the following will meet the MPM definition: adjusted net income; adjusted attributable net income; and adjusted EBITDA;
●	Income and expenses will be classified into defined categories, including operating, investing, and financing. Consequently, some income and expense items may move to different sections of the income statement compared to current presentation;
●	The Company will be required to present specific subtotals, including operating profit and profit before financing and income taxes;
●	The Company will be required to provide additional note disclosures regarding the nature of certain operating expenses; and
●	The starting point for the indirect method of reporting cash flows from operating activities will change to operating profit (currently, net income from continuing operations).

Fortuna | 38

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting for the three and nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities, including, without limitation, capital expenditure, production and cash cost and all-in sustaining costs (“AISC”) estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; statements that the Lindero Mine is on track to achieve annual production guidance, that the Séguéla Mine is on track to achieve the lower end of its production guidance, and that the Caylloma Mine is expected to exceed its annual  production guidance on a gold equivalent basis; exploration plans, including the anticipated timeline to commence drilling at the Quartzstone site in Guyana; statements establishing sustainability and environmental targets, goals, and strategies, and the ability to meet the same; the future results of exploration activities; statements regarding the processing plant expansion at Séguéla, including the estimated resulting increase in tonnes milled, improvement in recoveries, annual gold production growth, and anticipated project completion and commissioning timeline; statements relating to the Sunbird Underground Project at the Séguéla Mine and the anticipated timing for final permitting and commencement of portal construction and development and for supplying mill feed to the expanded plant; statements that the Séguéla plant expansion and the Sunbird Underground Project are expected to be funded from the sites’ operating cash flow; statements that the project to expand the capacity of tailings storage facility No. 3 at the Caylloma Mine is progressing according to plan; statements regarding an updated Mineral Resource estimate at Diamba Sud in early 2027; that the

Fortuna | 39

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

Company’s exploration activities will be successful and that it will be able to increase its mineral resources at its existing deposits; the Company’s expectation that the Government’s approval process for the final Exploitation permit and the finalization and signing of the Mining Convention at Diamba Sud will be completed during the fourth quarter of 2026; the ability of the Company to continue to repatriate funds from Argentina; the Company’s expectation that there are no changes in internal controls that are reasonably likely to materially affect the Company’s internal control over financing reporting; expected maturities of the Company’s financial liabilities, lease obligations and other contractual commitments; property permitting and litigation matters; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; and statements regarding the NCIB program.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; occupational health and safety hazards; hazards and risks relating to tailings, heap leach and waste rock facilities; critical infrastructure failures; uncertainties relating to new mining operations; uncertainties relating to the timing of obtaining permits for new projects, such as the exploitation permit for the Diamba Sud project, which may adversely affect the project timeline and budget, or for the expansion of existing projects, such as the environmental permit for underground operations at the Sunbird deposit at the Séguéla mine; uncertainties related to the terms of the Mining Convention to be entered into related to the Diamba Sud project which may impact the economics of the project; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Iran – Israel and US, and Israel – Hamas conflicts, and the impact they may have on global economic activity which may have impacts on the Company’s operational and capital expenditure budgets, including for the Diamba Sud project and the expansion of the Séguéla processing plant; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities and expansion projects such as the expansion of the Séguéla processing plant; substantial reliance on the Séguéla Mine and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s

Fortuna | 40

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; the imposition of trade tariffs and the effect that they might have on the Company’s operations; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under the Credit Facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); the Company’s ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2025 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; the Exploitation Permit for the Diamba Sud project will be granted in a timely manner and that the terms of the Mining Convention for the project will not adversely affect the economics of the project; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian, Iran – Israel and US, and  Israel – Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;  expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

Fortuna | 41

Fortuna Mining Corp. Management’s Discussion and Analysis For the three and nine months ended September 30, 2026	(in US dollars, tabular amounts in millions, except where noted)

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESOURCES AND RESERVES

Technical disclosure regarding the Company’s properties included herein has been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. Canadian standards, including NI 43-101, differ from the requirements of the Securities and Exchange Commission, and information included herein may not be comparable to similar information disclosed by U.S. companies.

Fortuna | 42